

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 20, 2024

John Meloun
Chief Financial Officer
Xponential Fitness, Inc.
17877 Von Karman Ave, Suite 100
Irvine, CA 92614

      **Re: Xponential Fitness, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2023
          File No. 001-40638**

Dear John Meloun:

      We issued comments to you on the above captioned filing on April 23, 2024. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by July 5, 2024.

      If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

      Please contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Trade & Services